SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM U-6B-2

                            Certificate of Notification
                                        of
                           Holyoke Water Power Company

with respect to Financing of Pollution Control Facilities

Certificate is filed by: Holyoke Water Power Company (the "Company").

This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of the security or securities: Pursuant to a Loan and Trust Agreement dated as of December 1, 1992 (the "Loan and Trust Agreement"), among the Company, the Massachusetts Industrial Finance Agency (the "Issuer"), and BayBank, as trustee (the "Trustee"), the Company agreed to repay the loan made to it by the Issuer of the proceeds of the $15,000,000 Pollution Control Refunding Revenue Bonds (Holyoke Water Power Company Project - 1992 Series A) issued by the Issuer on the Company's behalf (the "Bonds"). The Bonds were, upon issue on December 17, 1992, and continue to be, supported by a letter of credit (the "1992 Letter of Credit") issued by Canadian Imperial Bank of Commerce, New York Agency (the "Bank") pursuant to the Letter of Credit and Reimbursement Agreement dated as of December 1, 1992 (the "1992 Reimbursement Agreement"), between the Company and the Bank. The original transaction and certain modifications thereto were the subject of the Company's Application/Declaration on Form U-1, as amended, in File No. 70-8060 and the Commission's Order with respect thereto dated December 3, 1992 (Release No. 35-25692) and the Company's Certificate of Notification on Form U-6B-2 (File No. 040-00415) dated December 22, 1995 (the "Original Form"). By amendment to the 1992 Reimbursement Agreement effective as of December 12, 2000, the expiration date of the 1992 Letter of Credit was extended to December 31, 2001. Reference is made herein to the Original Form.

2.   Issue, renewal, or guaranty:   Renewal

Items 3 and 4.  See Original Form

5. Date of issue, renewal, or guaranty of each security: Fourth Amendment to the 1992 Reimbursement Agreement dated as of December 12, 2000.

6.   If renewal of security, give date of original issue: December 17, 1992.

Item 7 through 11  See Original Form

12. Indicate by a check after the applicable statement below whether the issue, renewal, or guarantee of each security was exempt from the provisions of Section 6(a) because of:

a.  the provisions contained in the first sentence of Section 6(b):

b.  the provisions contained in the fourth sentence of Section 6(b):

c.  the provisions contained in any rule of the Commission other than Rule
U-48: X

13.   If the security or securities were exempt from the provisions of
Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
Section 6(b).): N/A.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: N/A.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed: Rule 52.


                              HOLYOKE WATER POWER COMPANY

                              By /s/ Randy A. Shoop
                              Randy A. Shoop
                              Assistant Treasurer - Finance

Date: February 6, 2001